Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

November 20, 2024

Item 3	News Release

The press release attached as Schedule “A” was released on November 20, 2024 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

Item 9	Date of Report

November 20, 2024.

Schedule “A”

Bitfarms Announces Results of Special Meeting of Shareholders

- Bitfarms Board of Directors Increased to Six Members, Five of whom are Independent –

-Andrew J. Chang Appointed as Independent Director-

-Shareholder Rights Plan Approved-

This news release constitutes a “designated news release” for the purposes of the Company’s amended and restated prospectus supplement dated October 4, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (November 20, 2024) - Bitfarms Ltd. (NASDAQ/TSX: BITF) (“Bitfarms” or, the “Company”), a global leader in vertically integrated Bitcoin data center operations, today announced the results of its special meeting (the “Special Meeting”) of shareholders of the Company (the “Shareholders”), held virtually on November 20, 2024. A total of 230,227,376 common shares, representing 50.83% of the issued and outstanding common shares of the Company were represented at the Special Meeting.

Pursuant to a settlement agreement between the Company and Riot Platforms, Inc. dated September 23, 2024 (the “Settlement Agreement”), at the Special Meeting, shareholders were asked: (i) to approve an expansion of the board of directors (the “Board”) from five members to six members, (ii) to elect an independent director nominated by the Board to serve as the sixth member of the Board, and (iii) to ratify the Company’s shareholder rights plan adopted on July 24, 2024. More details regarding the Settlement Agreement may be found in the press release of the Company dated September 23, 2024.

Based on the proxies received and the votes cast at the Special Meeting, Shareholders voted “For” the following:

1.	The expansion of the Board from five members to six members, with votes “For” totaling 225,261,549 common shares, representing 97.84% of the votes cast, and votes “Against” totaling 4,965,822 common shares, or 2.16% (proxies representing a total of 5 common shares were not voted in respect of this item of business);

2.	The election of Andrew J. Chang as Independent Director with votes “For” totaling 159,301,723 (98.65%) common shares and votes “Withheld” totaling 2,172,110 common shares (proxies representing a total of 68,753,543 common shares were not voted in respect of this item of business); and

3.	The ratification of the Company’s shareholder rights plan adopted on July 4, 2024, with votes “For” totaling 159,185,101 common shares (98.58%) and votes “Against” totaling 2,288,734 common shares (1.42%) (proxies representing a total of 68,753,541 common shares were not voted in respect of this item of business).

Appointment of Andrew J. Chang to Bitfarms Board of Directors

Mr. Chang is a 20-year veteran of the technology industry with experience as an investor, operating executive, entrepreneur, and advisor. He was a founding partner of Liberty City Ventures, a leading venture capital fund. Mr. Chang also served as Chief Operating Officer of Paxos, a blockchain infrastructure platform that has powered solutions for PayPal, Stripe, and more. At Paxos, he helped grow the team from 8 to 190 employees and launched the first regulated blockchain focused trust company and the first regulated stablecoin in the U.S. During that time, Paxos raised $500M in capital and its most recent valuation is $2.4 billion.

Before joining Paxos, Andrew served as a Lead Strategic Partner Development Manager at Google, working in business development for display ad products. Prior to that, he was the Chief Operating Officer of ConditionOne and an associate at TechStars (New York). He also has experience managing innovation in research, analytics and digital media at WPP PLC-owned Kantar Video and at 360i, a digital marketing agency.

Andrew earned his MBA from New York University’s Leonard N. Stern School of Business, where he was President of the student body, and a BS from Boston College.

“Bitfarms has built an impressive operation in Bitcoin mining, and I’m thrilled to work with the Board to define the Company’s next chapter,” stated incoming Independent Director Andrew Chang. “There are incredible growth opportunities ahead and Bitfarms is well-positioned for success.”

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global vertically integrated Bitcoin data center company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining facilities with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operating Bitcoin data centers and two under development, as well as hosting agreements with two data centers, in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding holding the Special Meeting and the approval of the matters put before the Company’s shareholders at the Special Meeting are forward-looking information.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the impact on the Company of new board members; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; new miners may not perform up to expectations; revenue may not increase as currently anticipated, or at all; the ongoing ability to successfully mine Bitcoin is not assured; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; and the power purchase agreements and economics thereof may not be as advantageous as expected. For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024 and the MD&A for the three and nine months ended September 30, 2024 filed on November 13, 2024, and its registration statement on Form F-4 (File No. 333-282657) filed by Bitfarms with the SEC (the “registration statement”), which includes a proxy statement of Stronghold Digital Mining, Inc. (Nasdaq: SDIG) (“Stronghold”) that also constitutes a prospectus of Bitfarms (the “proxy statement/prospectus”). Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Bitfarms does not undertake any obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contacts:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Media Contacts:

Québec: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

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